

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Harold Meloche
Chief Financial Officer
Conifer Holdings, Inc.
550 West Merrill Street, Suite 200
Birmingham, MI 48009

   Re: Conifer Holdings, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed March 15, 2018
   File No. 001-37536

Dear Mr. Meloche:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Division of Corporation Finance
                              Office of Healthcare & Insurance